Exhibit 99.1

GreenPower Announces Revocation of Cease Trade Order

LOS ANGELES, July 18, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP (TSXV: GPV) ("GreenPower"), today announced that the British Columbia Securities Commission and the Ontario Securities Commission have revoked a "failure to file" cease trade order in respect of GreenPower's securities under Multilateral Instrument 11-103 Failure-to-File Cease Trade Orders in Multiple Jurisdictions (the "CTO").

The CTO was issued as a result of GreenPower's failure to file its audited financial statements, management's discussion and analysis and related certifications for the year ended March 31, 2023 before the June 29, 2023 filing deadline. These documents were filed by GreenPower on SEDAR on July 14, 2023.

GreenPower is coordinating with the TSX Venture Exchange a resumption of trading as expeditiously as possible.

In addition, GreenPower announced that it has signed a non-binding term sheet with a lender (the "Lender") for a secured term loan credit facility of up to US$15,000,000 (the "Loan") for the purpose of working capital requirements to cover manufacturing costs of GreenPower's existing sales pipeline. It is contemplated that certain subsidiaries of GreenPower will be guarantors of the Loan and that the Loan will be available for 12 months from the date of a credit agreement (the "Credit Agreement") to be entered into between GreenPower and the Lender. It is also contemplated that the Loan will bear interest at the rate of U.S. prime plus the margin (5% p.a.) with a default interest rate of 2% above the pre-default rate of interest payable on demand, and that the Loan will be repayable in 36 substantially equal, consecutive, monthly installments commencing on the 20th day of the 13th month following the first advance, and amounts repaid will not be available for reborrowing. The Loan would be subordinate to GreenPower's existing US$8 million line of credit and will be subject to an entry into the Credit Agreement, related financing documents, and other conditions customary for a loan of this type. There is no assurance that GreenPower will enter into the Credit Agreement with the Lender on the terms expected, or at all.

Contacts

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This news release contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts, and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The forward-looking statements in this news release include the statement related to the resumption of trading on the TSX Venture Exchange and the proposed terms of the Loan and entry into the Credit Agreement and other financing documents with the Loan. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control. A number of important factors, including those set forth in other public filings (filed under GreenPower's profile on www.sedar.com), could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts are in US dollars © 2023 GreenPower Motor Company Inc. All rights reserved.